

Mail Stop 4720

February 8, 2016

Via E-mail
Meenu Chhabra
President and Chief Executive Officer
Proteostasis Therapeutics, Inc.
200 Technology Square, 4th Floor
Cambridge, Massachusetts 02139

> **Re:** **Proteostasis Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 1, 2016**
> **File No. 333-208735**

Dear Ms. Chhabra:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Risk Factors, page 10

1.   Please add risk factor disclosure to address the material risks associated with the exclusive forum provision in Article VI, Section 8 of your form of Amended and Restated By-laws.

   You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding the financial statements and related matters. You may contact Alexandra M. Ledbetter at 202-551-3317 or me at 202-551-3338 with any other questions.

           Sincerely,

           /s/ Dietrich A. King

           Dietrich A. King
           Assistant Director

cc: Mitchell S. Bloom, Esq.
   Goodwin Procter LLP